UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2023

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

 (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports First Quarter 2023 Results

Consolidated
•	Revenue and Operating Segment Income (“OSI”) declined by 0.5% and 3.4%, respectively, translating into a 37.4% margin.

Cable
•	Successfully passed 287 thousand homes with fiber-to-the-home ("FTTH"), during the quarter, achieving more than 19 million homes passed with our network.
•	Solid organic growth of approximately 315 thousand Revenue Generating Units (“RGUs”) during the quarter, reaching a total of more than 16.2 million.
•	Revenue growth of 2.7% and OSI decline of 0.4%, representing a 40.9% margin.
•	MSO revenue and OSI grew 4.0% and 1.4%, respectively, translating into a 42.1% margin.

Sky
•	Total RGUs of approximately 6.7 million, with 215 thousand net-disconnections.
•	Revenue and OSI fell by 11.7% and 13.6%, respectively, representing a 34.5% margin.

Other Businesses
•	Solid revenue and OSI growth of 11.4% and 7.3% respectively, for a 21.8% margin.

Earnings Call Date and Time: Wednesday, April 26, 2023, at 12:00 P.M. ET.
Conference ID # is 5236861

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 3:00 P.M. ET with the access code #7935890 on April 27th and will end at midnight on May 10th.

Consolidated Results

Mexico City, April 25, 2023 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the first quarter of 2023. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financials have been adjusted to reflect the impact of the transaction wtih TelevisaUnivision, Inc. "TelevisaUnivsion") which was closed on January 31, 2022. Results from the content assets included in the transaction are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2022 and 2021, in millions of Mexican pesos:

	1Q’23	Margin	1Q’22	Margin	Change
		%		%	%
Revenues	18,519.6	100.0	18,609.2	100.0	(0.5)
Operating segment income(1)	6,969.8	37.4	7,217.1	38.5	(3.4)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 0.5% to Ps.18,519.6 million in the first quarter of 2023 compared with Ps.18,609.2 million in the first quarter of 2022. This slight decline was driven mainly by the revenue decrease of 11.7% at Sky, almost fully offset by revenue growth at the Cable and Other Businesses segments. Operating segment income fell by 3.4%, translating into a 37.4% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended March 31, 2023 and 2022, in millions of Mexican pesos:
	1Q’23	Margin	1Q’22	Margin	Change
		%		%	%
Revenues	18,519.6	100.0	18,609.2	100.0	(0.5)
Net (loss) income	(710.1)	(3.8)	52,856.6	284.0	n/a
Net (loss) income attributable to stockholders of the Company	(788.9)	(4.3)	52,642.1	282.9	n/a
Segment revenues	18,630.6	100.0	18,741.3	100.0	(0.6)
Operating segment income(1)	6,969.8	37.4	7,217.1	38.5	(3.4)
(1)	The operating segment income margin is calculated as a percentage of segment revenues.

Net loss or income attributable to stockholders of the Company amounted to a net loss of Ps.788.9 million in the first quarter of 2023, compared with a net income of Ps.52,642.1 million in the first quarter of 2022.
The unfavorable change of Ps.53,431.0 million reflected (i) a Ps.185.5 million decrease in income before depreciation and amortization; (ii) a Ps.234.3 million increase in depreciation and amortization; (iii) a Ps.13.9 million increase in other expense, net; (iv) a Ps.368.6 million decrease in share of income of associates and joint ventures, net; (v) a Ps.690.1 million decrease in income tax benefit; and (vi) a 54,765.4 million decrease in income from discontinued operations.
These unfavorable variances were partially offset by (i) a Ps.2,691.1 million decrease in finance expense, net; and (ii) a Ps.135.7 decrease in net income attributable to non-controlling interests.

First-quarter Results by Business Segment

The following table presents first-quarter consolidated results ended March 31, 2023 and 2022, for each of our business segments. Consolidated results for the first quarter of 2023 and 2022 are presented in millions of Mexican pesos.
Revenues	1Q’23%		1Q’22%		Change %
Cable	12,122.7	65.1	11,804.5	63.0	2.7
Sky	4,657.6	25.0	5,275.7	28.1	(11.7)
Other Businesses	1,850.3	9.9	1,661.1	8.9	11.4
Segment Revenues	18,630.6	100.0	18,741.3	100.0	(0.6)
Intersegment Operations (1)	(111.0)		(132.1)
Revenues	18,519.6		18,609.2		(0.5)
Operating Segment Income (2)	1Q’23	Margin %	1Q’22	Margin %	Change %
Cable	4,957.0	40.9	4,979.3	42.2	(0.4)
Sky	1,608.9	34.5	1,861.4	35.3	(13.6)
Other Businesses	403.9	21.8	376.4	22.7	7.3
Operating Segment Income	6,969.8	37.4	7,217.1	38.5	(3.4)
Corporate Expenses	(242.4)	(1.3)	(333.7)	(1.8)	27.4
Depreciation and Amortization	(5,311.7)	(28.7)	(5,077.4)	(27.3)	(4.6)
Other expense, net	(182.2)	(1.0)	(168.3)	(0.9)	(8.3)
Intersegment Operations(1)	(29.8)	(0.2)	(0.3)	(0.0)	n/a
Operating Income	1,203.7	6.5	1,637.4	8.8	(26.5)

[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable

Total net additions for the quarter were over 314.5 thousand RGUs. Broadband net additions were 84.7 thousand, accelerating slightly on a sequential basis. Video RGUs increased by 30.9 thousand, keeping the positive trend for the sixth consecutive quarter. We also had 24.1 thousand mobile net-additions, ending the quarter with more than 264.3 thousand mobile subscribers.
The following table sets forth the breakdown of RGUs per service type for our Cable segment as of March 31, 2023 and 2022.

RGUs	1Q’23 Net Adds	1Q23	1Q22
Video	30,870	4,489,090	4,255,501
Broadband	84,711	6,068,862	5,732,026
Voice	174,836	5,408,560	4,764,592
Mobile	24,106	264,313	172,978
Total RGUs	314,523	16,230,825	14,925,097

First quarter revenues increased by 2.7% to Ps.12,122.7 million compared with Ps.11,804.5 million in the first quarter of 2022 driven by solid RGUs net additions over the last twelve months.
First quarter operating segment income decreased by 0.4% to Ps.4,957.0 million compared with Ps.4,979.3 million in the first quarter of 2022. The margin reached 40.9%. During the quarter, year-on-year operating segment income growth of 1.4% at our MSO Operations was fully offset by an operating segment income decline of 11.9% at our Enterprise Operations.
The following tables set forth the breakdown of revenue and operating segment income, excluding consolidation adjustments, for our MSO and enterprise operations for the first quarter of 2023 and 2022.
MSO Operations (1) Millions of Mexican pesos	1Q’23	1Q’22	Change %
Revenue	11,255.2	10,820.6	4.0
Operating Segment Income	4,741.7	4,674.5	1.4
Margin (%)	42.1	43.2

Enterprise Operations (1) Millions of Mexican pesos	1Q’23	1Q’22	Change %
Revenue	1,466.5	1,528.4	(4.0)
Operating Segment Income	434.4	493.3	(11.9)
Margin (%)	29.6	32.3
(1)These results do not include consolidation adjustments of Ps.599.0 million in revenue nor Ps.219.1 million in Operating Segment Income for the first quarter of 2023, neither the consolidation adjustments of Ps.544.5 million in revenue nor Ps.188.5 million in Operating Segment Income for the first quarter of 2022. Consolidation adjustments are considered in the consolidated results of the Cable segment.

First-quarter revenues and operating segment income in our MSO operations increased by 4.0% and 1.4%, respectively, mainly driven by more than 1.3 million RGUs net additions over the last twelve months. Profitability at our MSO Operations declined by approximately 110 basis points year-on-year at a 42.1% margin as inflationary pressures were not offset by price increases.
First-quarter revenues and operating segment income in our Enterprise Operations decreased by 4.0% and 11.9% respectively. Our profitability declined by approximately 270 basis points year-on-year given a change in our revenue mix more leaned towards lower margin projects during the first quarter of 2023.

Sky

During the quarter, Sky had 215.2 thousand RGUs disconnections, mainly driven by the loss of 183.7 thousand video RGUs.
The following table sets forth the breakdown of RGUs per service type for Sky as of March 31, 2023 and 2022.

RGUs	1Q’23 Net Adds	1Q'23	1Q'22
Video	(183,737)	6,073,322	7,244,246
Broadband	(32,172)	608,122	719,223
Voice	(26)	427	559
Mobile	779	16,381	26,920
Total RGUs	(215,156)	6,698,252	7,990,948
First-quarter revenues decreased by 11.7% to Ps.4,657.6 million compared with Ps.5,275.7 million in the first quarter of 2022, mainly explained by the year-on-year decline in RGUs.
First-quarter operating segment income fell by 13.6% to Ps.1,608.9 million compared with Ps.1,861.4 million in the first quarter of 2022, mainly driven by the lower revenue. The margin was 34.5%.

Other Businesses
First quarter revenues increased by 11.4% to Ps.1,850.3 million compared with Ps.1,661.1 million in the first quarter of 2022.

First quarter operating segment income increased by 7.3% to Ps.403.9 million compared with Ps.376.4 million in the first quarter of 2022, reaching a 21.8% margin.

Corporate Expense

Corporate expense decreased by Ps.91.3 million, or 27.4%, to Ps.242.4 million in the first quarter of 2023, from Ps.333.7 million in the first quarter of 2022. This decrease reflected a lower non-allocated expense in our current business segments, as well as a lower share-based compensation expense.

Share-based compensation expense in the first quarter of 2023 and 2022, amounted to Ps.231.1 million and Ps.260.6 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.13.9 million, or 8.3%, to Ps.182.2 million in the first quarter of 2023, from Ps.168.3 million in the first quarter of 2022. This increase reflected primarily a loss on disposal of property and equipment, which was partially offset by a lower non-recurrent severance expense in connection with dismissals of personnel, and a decrease in expense related to legal and financial advisory services.
The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended March 31, 2023 and 2022.

Other Expense, Net	1Q’23	1Q’22
Cash	69.8	141.5
Non-cash	112.4	26.8
Total	182.2	168.3

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended March 31, 2023 and 2022.

	1Q'23	1Q'22	Favorable (Unfavorable) Change
Interest expense	(2,111.2)	(2,805.9)	694.7
Interest income	883.4	338.9	544.5
Foreign exchange loss, net	(664.2)	(2,307.4)	1,643.2
Other finance expense, net	(306.6)	(115.3)	(191.3)
Finance expense, net	(2,198.6)	(4,889.7)	2,691.1

Finance expense, net, decreased by Ps.2,691.1 million, or 55.0%, to Ps.2,198.6 million in the first quarter of 2023, from Ps.4,889.7 million in the first quarter of 2022.
This decrease reflected:

(i)
a Ps.1,643.2 million decrease in foreign exchange loss, net, resulting primarily from a 7.4% appreciation of the Mexican peso against the U.S. dollar on a lower average net U.S. dollar asset position in the first quarter of 2023, in comparison with a 3.1% appreciation of the Mexican peso against the U.S. dollar in the first quarter of 2022;

(ii)
a Ps.694.7 million decrease in interest expense, primarily in connection with a lower average principal amount of debt in the first quarter of 2023, and the absence of finance expense related to prepayment of long-term debt in the first quarter of 2022; and

(iii)	a Ps.544.5 increase in interest income, explained primarily by a higher average amount of cash equivalents and a higher interest rate in the first quarter of 2023.

These favorable variances were partially offset by a Ps.191.3 million increase in other finance expense, net, resulting primarily from changes in fair value of our derivative contracts.

Share of Income or loss of Associates and Joint Ventures, Net
Share of income of associates and joint ventures, net, decreased by Ps.368.6 million, to Ps.96.8 million in the first quarter of 2023, from Ps.465.4 million in the first quarter of 2022. This decrease reflected mainly a lower share of income of TelevisaUnivision.
Income Tax Benefit
Income tax benefit decreased by Ps.690.1 million, or 78.6%, to Ps.188.0 million in the first quarter of 2023, compared to Ps.878.1 million in the first quarter of 2022. This decrease reflected primarily a decrease in the tax loss base and a lower effective income tax rate.
Net Income Attributable to Non-controlling interests
Net income attributable to non-controlling interests decreased by Ps.135.7 million, or 63.3%, to Ps.78.8 million in the first quarter of 2023, compared with Ps.214.5 million in the first quarter of 2022. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Cable and Sky segments.
Capital Expenditures

During the first quarter of 2023, we invested approximately U.S.$210.7 million in property, plant, and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the first quarter of 2023 and 2022.

Capital Expenditures Millions of U.S. Dollars	1Q’23	1Q’22
Cable	167.1	168.3
Sky	42.9	55.1
Other Businesses	0.7	1.8
Continuing operations	210.7	225.2
Discontinued operations	-	3.4
Total	210.7	228.6

Debt and Lease Liabilities
The following table sets forth our total debt and lease liabilities as of March 31, 2023 and December 31, 2022. Amounts are stated in millions of Mexican pesos.
	March 31, 2023	December 31, 2022	Decrease
Current portion of long-term debt	-	1,000.0	(1,000.0)
Long-term debt, net of current portion	98,911.5	104,240.7	(5,329.2)
Total debt (1)	98,911.5	105,240.7	(6,329.2)
Current portion of long-term lease liabilities	1,358.5	1,373.2	(14.7)
Long-term lease liabilities, net of current portion	6,693.7	6,995.8	(302.1)
Total lease liabilities	8,052.2	8,369.0	(316.8)
Total debt and lease liabilities	106,963.7	113,609.7	(6,646.0)
(1) As of March 31 of 2023 and December 31, 2022, total debt is presented net of finance costs in the amount of Ps.972.7 million and Ps.994.7 million, respectively

As of March 31, 2023, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and certain non-current investments in financial instruments) was Ps.60,383.2 million. The aggregate amount of non-current investments in financial instruments included in our consolidated net debt position as of March 31, 2023, amounted to Ps.3,031.0 million.
In February 2023, our Sky segment executed a revolving credit facility with a Mexican bank for an amount up to Ps.1,000 million and with a maturity in 2028. The funds may be used for general corporate purposes, including the repayment of debt. In March 2023, upon the maturity of loans with two Mexican banks, our Sky segment repaid the outstanding principal amount of these loans in the aggregate amount of Ps.1,000 million with Ps. 600 million of available cash on hand and funds from this revolving credit facility in the principal amount of Ps.400 million. As of March 31, 2023, the unused principal amount of this revolving credit facility amounted to Ps.600 million.

Shares Outstanding
As of March 31, 2023 and December 31, 2022, our shares outstanding amounted to 325,865.6 million and 330,739.7 million shares, respectively, and our CPO equivalents outstanding amounted to 2,785.2 million and 2,826.8 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.
As of March 31, 2023 and December 31, 2022, the GDS (Global Depositary Shares) equivalents outstanding amounted to 557.0 million and 565.4 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

During 2022, MSCI upgraded the Televisa rating from “BBB” to “A”. According to MSCI, Televisa has shown improvements in labor management and business ethics practices, supporting their rating upgrade. MSCI is a leading provider of critical decision support tools and services for the global investment community.
Televisa was nominated in ALAS20 Mexico 2022, in the categories “Leading Company in Sustainability” and “Leading Company in Investor Relations”. ALAS20 is a GOVERNART initiative that promotes sustainable development in Latin America through the evaluation, qualification, and recognition of excellence in public disclosure of sustainable development practices, corporate governance, and investor relations of companies in Chile, Brazil, Colombia, Spain, Mexico, and Peru.
Also, for the sixth consecutive year, the Company has been selected as a member of the Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-in class companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than most of their peers within a given industry. In addition, the Company was included in the 2022 Dow Jones Sustainability Emerging Markets Index. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.
Throughout 2022, Televisa’s sustainability efforts continued to be recognized. For example, the Company continues to be included in two FTSE4Good Index Series: FTSE4Good Emerging Markets and FTSE4Good Emerging Latin America. Also, Televisa has been selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Additionally, the Company received the Distintivo Empresa Socialmente Responsable 2022 (2022 Socially Responsible Company recognition), granted by Centro Mexicano para la Filantropía (Mexican Center for Philanthropy). Finally, the Company was confirmed as a United Nations Global Compact participant, the world’s largest corporate sustainability initiative.

COVID-19 Impact
For the quarter ended March 31, 2023, the COVID-19 pandemic still had a negative effect on our business, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for our products across our segments as our clients and customers reduce or defer their spending.

Substantially all non-essential economic activities are open. However, a resurgence of COVID-19, an increase in infection rates or the effect of new variants could trigger a renewal of governmental restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.
The magnitude of the continuing impact of COVID-19 and new and emerging variants on our business will depend on the duration and extent of the COVID-19 pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the COVID-19 pandemic and such governmental actions, as well as economic and operating conditions in the aftermath of COVID-19. Due to the evolving and uncertain nature of the COVID-19 pandemic and the risk of new variants, we are not able to estimate the full extent of the impact that COVID-19 may have in our business, financial position, and results of operations over the near, medium or long-term.

Additional Information Available on Website
The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2022, which will be posted on the “Reports and Filings” section of our investor relations website at televisair.com, when filed with the Comisión Nacional Bancaria y de Valores and the Securities and Exchange Commission, respectively.
In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivsion information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases. Please see attached tables for financial information.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
 (Millions of Mexican Pesos)
	March 31,		December 31,
	2023		2022
ASSETS	(Unaudited)		(Audited)

Current assets:
Cash and cash equivalents	Ps.	43,549.5	Ps.	51,131.0
Trade notes and accounts receivable, net		9,336.9		8,457.3
Other accounts and notes receivable, net		672.1		315.0
Income taxes receivable		6,465.3		6,691.4
Other receivable taxes		6,980.9		6,593.7
Derivative financial instruments		-		11.2
Due from related parties		869.0		311.2
Transmission rights and programming		657.7		888.3
Inventories		1,475.0		1,448.3
Contract costs		1,906.7		1,918.3
Reimbursement receivable		-		1,431.5
Other current assets		2,426.5		2,379.6
Total current assets		74,339.6		81,576.8

Non-current assets:
Trade notes and accounts receivable, net of current portion		533.5		438.4
Due from related party		6,534.8		6,365.0
Derivative financial instruments		536.6		532.3
Transmission rights and programming		1,242.7		1,022.8
Investments in financial instruments		3,031.0		3,389.5
Investments in associates and joint ventures		49,073.8		50,450.9
Property, plant and equipment, net		81,596.7		82,236.4
Investment property, net		2,852.6		2,873.2
Right-of-use assets, net		6,581.3		6,670.3
Intangible assets, net		40,746.1		41,123.6
Deferred income tax assets		19,233.8		18,770.0
Contract costs		3,223.5		3,399.9
Other assets		246.0		258.4
Total non-current assets		215,432.4		217,530.7
Total assets	Ps.	289,772.0	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2023 AND DECEMBER 31, 2022
(Millions of Mexican Pesos)

	March 31,		December 31,
	2023		2022
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	-	Ps.	1,000.0
Interest payable		1,452.9		1,761.1
Current portion of lease liabilities		1,358.5		1,373.2
Derivative financial instruments		305.0		71.4
Trade accounts payable and accrued expenses		17,554.8		16,083.9
Customer deposits and advances		2,011.3		1,841.1
Current portion of deferred revenue		287.7		287.7
Income taxes payable		850.3		4,457.9
Other taxes payable		2,770.3		2,661.2
Employee benefits		1,290.1		1,384.8
Due to related parties		119.5		88.3
Provision for lawsuit settlement agreement		1,712.6		1,850.2
Other current liabilities		1,522.5		1,510.0
Total current liabilities		31,235.5		34,370.8
Non-current liabilities:
Long-term debt, net of current portion		98,911.5		104,240.7
Lease liabilities, net of current portion		6,693.7		6,995.8
Deferred revenue, net of current portion		5,106.1		5,178.0
Deferred income tax liabilities		1,145.4		1,249.5
Post-employment benefits		795.1		771.5
Other long-term liabilities		2,119.9		2,171.3
Total non-current liabilities		114,771.7		120,606.8
Total liabilities		146,007.2		154,977.6

EQUITY
Capital stock		4,836.7		4,836.7
Additional paid-in capital		15,889.8		15,889.8
		20,726.5		20,726.5
Retained earnings:
Legal reserve		2,139.0		2,139.0
Unappropriated earnings		129,145.9		84,202.7
Net income for the period		(788.9)		44,712.2
		130,496.0		131,053.9
Accumulated other comprehensive loss, net		(9,866.9)		(10,823.9)
Shares repurchased		(13,472.2)		(12,648.6)
		107,156.9		107,581.4
Equity attributable to stockholders of the Company		127,883.4		128,307.9
Non-controlling interests		15,881.4		15,822.0
Total equity		143,764.8		144,129.9
Total liabilities and equity	Ps.	289,772.0	Ps.	299,107.5

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE MONTHS ENDED MARCH 31, 2023 AND 2022
(Millions of Mexican Pesos)

	Three months ended March 31,
	2023			2022
	(Unaudited)		(Unaudited)

Revenues	Ps.	18,519.6	Ps.	18,609.2
Cost of revenues		12,082.0		11,826.9
Selling expenses		2,238.5		2,133.2
Administrative expenses		2,813.2		2,843.4
Income before other expense		1,385.9		1,805.7
Other expense, net		(182.2)		(168.3)
Operating income		1,203.7		1,637.4
Finance expense		(3,082.0)		(5,228.6)
Finance income		883.4		338.9
Finance expense, net		(2,198.6)		(4,889.7)
Share of income of associates and joint ventures, net		96.8		465.4
Loss before income taxes		(898.1)		(2,786.9)
Income tax benefit		188.0		878.1
Net loss from continuing operations		(710.1)		(1,908.8)
Income from discontinued operations, net		-		54,765.4
Net (loss) income	Ps.	(710.1)	Ps.	52,856.6

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(788.9)	Ps.	52,642.1
Non-controlling interests		78.8		214.5
Net (loss) income	Ps.	(710.1)	Ps.	52,856.6

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(0.28)	Ps.	(0.72)
Discontinued operations		-		19.40
Total	Ps.	(0.28)	Ps.	18.68

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: April 26, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel